SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                        Under the Securities Act of 1934

                              ENVIROKARE TECH, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                   29404N-209
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                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 16, 2001
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             (Date of Event which Requires Filing of This Statement)

CUSIP No. 29404N-209                                                 Page 2 of 5
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                                  SCHEDULE 13D


---------- ----------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                                                 Mark Kallan
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------- ----------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a)
                                                                                                     ---
                                                                                                (b)   X
                                                                                                     ---
---------- ----------------------------------------------------------------------------------------------
3          SEC USE ONLY
                                                                                                     ---

---------- ----------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                                                                                      OO

---------- ----------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ----------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                  U.S.A.

----------------------- -------- ------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                                                               750,000 (see No. 11, below)
                        -------- ------------------------------------------------------------------------
     BENEFICIALLY       8        SHARED VOTING POWER
       OWNED BY                                                                                        0
                        -------- ------------------------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
      REPORTING                                                              750,000 (see No. 11, below)
                        -------- ------------------------------------------------------------------------
        PERSON          10       SHARED DISPOSITIVE POWER
         WITH                                                                                          0
---------- ----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Options, currently exercisable, to purchase 750,000 shares of the                     750,000
                   Issuer's Common Stock

---------- ----------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                     ---

---------- ----------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                    5.1%

---------- ----------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                                                                                      IN
---------- ----------------------------------------------------------------------------------------------

CUSIP No. 29404N-209                                                 Page 3 of 5
          ----------

                                  SCHEDULE 13D

Item 1. Security and Issuer

         Class of Securities:           Common Stock, par value $.001

         Name of Issuer:                ENVIROKARE TECH, INC.
         Address of Issuer:             2470 Chandler Avenue, Suite 5
                                        Las Vegas, Nevada  89120
                                        Tel.: 702-262-1999   Fax: 702-262-1909

Item 2. Identity and Background

     (a) Name:

     This Statement is filed by Mark Kallan (the "Reporting Person"), as the direct beneficial owner of options, currently exercisable, to purchase 750,000 shares of Common Stock of the Issuer.

     (b) Residence or business address:

     The principal business address of the Reporting Person is 2470 Chandler Avenue, Suite 5, Las Vegas, NV 89120.

     (c) Principal business or occupation:

     The principal occupation of the Reporting Person is Executive Vice President of the Issuer.

     (d) Not applicable

     (e) Not applicable

     (f) Citizenship:

     The Reporting Person is a citizen of the United States.

CUSIP No. 29404N-209                                                 Page 4 of 5

                                  SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person received grants of the within-referenced stock options from the Issuer as partial compensation in connection with the Reporting Person's employment by the Issuer. No other consideration was provided by the Reporting Person in exchange for the stock options.

Item 4. Purpose of Transaction

     The purpose of the transaction was as partial compensation to the Reporting Person in connection with the Reporting Person's employment by the Issuer.


Item 5. Interest in Securities of the Issuer


     (a)  Aggregate number of securities         Options, currently exercisable,
                                                 to purchase 750,000 shares of
                                                 Common Stock of the Issuer.

          Percentage of class of securities:     5.1%


     (b)  Sole voting power:                     750,000
          Shared voting power:                         0
          Sole dispositive power:                750,000
          Shared dispositive power:                    0

     (c)  Not applicable



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CUSIP No. 29404N-209                                                 Page 5 of 5

                                  SCHEDULE 13D

     (d)  No other person has such rights other than the Reporting Person

     (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The options were granted to the Reporting Person pursuant to the Issuer's standard option grant agreements which provide, among other things, that the Reporting Person will forfeit any options unexercised within six months following cessation of the Reporting Person's employment with the Issuer.


Item 7. Material to be Filed as Exhibits

     Not applicable


DISCLAIMER OF BENEFICIAL OWNERSHIP


     Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 24, 2001                            /s/ Mark Kallan
                                            ------------------------------------
                                                     Mark Kallan